UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2009
Commission File Number: 001-33195
TRINA SOLAR LIMITED
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED
By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Chairman and Chief Executive Officer

Date: September 4, 2009

Exhibit Index
Exhibit 99.1 — Press Release
Exhibit 99.2 — Amendment to the Memorandum of Association

Exhibit 99.1
Trina Solar Holds Annual General Meeting of Shareholders
CHANGZHOU, China, September 4, 2009 /PRNewswire-Asia-FirstCall/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, today announced that it held its 2009 Annual General Meeting of Shareholders on September 1, 2009. Each of the proposals submitted for shareholder approval was approved.
Specifically, the shareholders approved:
Proposal No. 1 — Re-election of Mr. Jerome J. Corcoran as a director of the Company;
Proposal No. 2 — Re-election of Mr. Peter Mak as a director of the Company;
Proposal No. 3 — Increase of authorized share capital of the Company from US$50,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.00001 each to US$730,000 divided into 73,000,000,000 shares of nominal or par value of US$0.00001 each
Proposal No. 4 — Appointment of the Independent Auditor Deloitte Touche Tohmatsu for the fiscal year 2009
Proposal No.5 — Amendment of the Memorandum of Association of the Company by deleting the existing Clause 8 in its entirety and substituting it with the new clause as shown in the notice of meeting:
“8. The share capital of the Company is US$730,000 divided into 73,000,000,000 shares of a nominal or par value of US$0.00001 each, with power for the Company insofar as is permitted by law to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law (as revised from time to time) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether stated to be preference or otherwise shall be subject to the powers hereinbefore contained.”
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.
For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Director of Investor Relations	Michael Fuchs
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com

Exhibit 99.2
Amendment to the Memorandum of Association of Trina Solar Limited (the “Company”)1
The existing Memorandum of Association of the Company (as adopted by a special resolution passed on November 24, 2006) shall be amended by deleting the existing Clause 8 in their entirety and substituting it with the following:
“8. The share capital of the Company is US$730,000 divided into 73,000,000,000 shares of a nominal or par value of US$0.00001 each, with power for the Company insofar as is permitted by law to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law (as revised from time to time) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether stated to be preference or otherwise shall be subject to the powers hereinbefore contained.”

1 The existing Memorandum and Articles of Association of the Company was filed as Exhibit 3.1 to the registration statement on Form F-1 (Registration No. 333-142970), filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2007. It is available in the SEC’s EDGAR database at http://www.sec.gov/Archives/edgar/data/1382158/000119312507115347/dex31.htm.